Exhibit 99.1

Royal Bank of Canada comments on recent intercompany transactions

TORONTO, September 29, 2023 — Royal Bank of Canada (TSX: RY) (NYSE: RY) commented on recent intercompany sales of certain debt securities by its City National Bank subsidiary (“City National”). These sales were part of the management of City National’s securities portfolios.

This transaction will result in the recognition of realized losses at City National, which will be eliminated at the Royal Bank of Canada consolidated level. These realized losses will be reflected in City National’s regulatory Report of Condition and Income (the “Call Report”) for the three-month period ended September 30, 2023.

City National has reinvested most of the proceeds of this intercompany transaction in new securities for its liquidity and investment portfolio, which should benefit net interest margins.

In addition, an intercompany capital injection has been made into the City National subsidiary, further strengthening the capital and liquidity position of the subsidiary balance sheet, while also being used to pay down higher cost borrowing.

RBC will release its fourth quarter financial results and host an earnings conference call on November 30, 2023. Conference call and audio webcast details will be announced closer to this date.

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Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the anticipated impact of certain intercompany transactions. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding RBC’s expected financial position as at and for the period ended on the dates presented, and may not be appropriate for other purposes. Forward looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

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By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, model, legal and regulatory environment, systemic risks, and those other factors discussed in the risks sections of our annual report for the fiscal year ended October 31, 2022 (the 2022 Annual Report) and the Risk management section of our Q3 2023 Report to Shareholders, including tax risk and transparency, all of which outline certain key factors and risks that may affect our future results and our ability to execute on our strategies and anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2022 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2023 Report to Shareholders.

Any forward-looking statements contained in this document represent the views of RBC only as of the date hereof. Except as required by law, RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

For more information, please contact:

Asim Imran, Vice President, Investor Relations, asim.imran@rbc.com

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com